FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of May 2007
CGG Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Q1 Financial Highlights and year on year comparison with pro-forma Q1 2006:
Q1 Operational Highlights:
Comments and Perspectives:
Q1 2007 — Year on year comparison with pro-forma 2006 in US$:
Q1 Revenues & year on year comparison with pro-forma Q1 2006:
Q1 EBITDA & Operating Profit & year on year comparison with pro-forma Q1 2006:
Overview of the Q1 Operations and market outlook:
Q1 Net Income & year on year comparison with pro-forma Q1 2006:
Q1 Capex & year on year comparison with pro-forma Q1 2006:
Q1 07 — year on year comparison with actual Q1 06 CGG figures in Euros:
Balance Sheet items:
SIGNATURES

CGGVeritas announces Q1 2007 results
Revenues of $777 million, up 22%
EBITDA margin of 44% and Operating margin of 24%
Net result of $91 million, €69 million
Paris, May 10th, 2007
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) today announced its first quarter 2007 unaudited financial results.
Preliminary comments:
Veritas figures have been incorporated as of January 12th 2007 at the time the merger was effective. The impact of those 12 days is evaluated at $23 million of Revenues and $3 million of EBIT. All number for Q1 2007 do not include Jan 1st to Jan 12th Veritas pre-merger figures unless specifically designated as “full quarter”.
For the purpose of providing the best understanding of our performance, the Q1 2007 results will be compared in $ to pro-forma 2006 figures. 2006 pro-forma figures are pro-forma as if the merger was effective on January 1st, 2006 and result from the consolidation of former CGG and former Veritas figures.
All the figures are provided in euros and dollars. The $ figures are calculated based on 1st quarter €/$ average exchange rate for the Profit & Loss and Cash Flow Statement and are based on the €/$ closing exchange rate for the Balance Sheet.
The comparison in € between the Q1 2007 results with the Q1 actual 2006 CGG figures is provided on the last page before the balance sheet items.
Q1 Financial Highlights and year on year comparison with pro-forma Q1 2006:
•	Group Revenues of €592 million ($777 million), up 10% in € and 22% in $

•	Group EBITDA of €258 million ($339 million), and EBITDA margin of 44% compared to €221 million, ($264 million), and EBITDA margin of 41%

•	Purchase Price Allocation (PPA) impact of €12 million ($16 million)

•	Group Operating Profit, including PPA, of €144 million ($188 million), a 24% operating margin compared to €114 million ($136 million), a 21% operating margin

•	Net Profit of €69 million ($91 million) compared to €27 million ($32 million)

•	Net Debt to Equity Ratio of 50%

•	EPS of €2.65 ($3.47) compared to EPS of €1.04 ($1.24)

•	Services Revenues of €426 million ($559 million), down 5% in € and up 5% in $

•	Services EBITDA margin of 49%, compared to a pro-forma EBITDA margin of 44%

•	Services Operating Profit of €101 million ($133 million), including PPA, a 24% operating margin compared to an operating margin of 21%

•	Sercel Revenues of €205 million, ($268 million), up 68 % in € and 85% in $

•	Sercel Operating Profit of €69 million ($91million), an operating margin of 34% compared to an operating margin of 24%
Q1 Operational Highlights:
•	32 land seismic crews in operation, including very active winter campaign in North America

•	Vessels utilization rate at 90%

•	3rd Wide Azimuth Acquisition survey initiated in the deep water Gulf of Mexico (GoM)

•	Multi-Client pre-funding level above 100%

•	Good level of multi-Client after-sales of €76 million, ($100 million)

•	Sercel achieved very strong land product deliveries

•	Backlog as of May 1st 2007 of $1.650 billion
Comments and Perspectives:
CGGVeritas Chairman & CEO, Robert BRUNCK, commented:
“I am very pleased to report robust financial and operational performance for our 1st quarter of operations as the new CGGVeritas. In Services, our employees remained focused on our clients and operations while moving proactively through the integration process and delivered good results. Sercel continued to benefit from clear technology leadership in its sector and achieved superior results with very high level of land product deliveries. Looking forward, we anticipate demand in the seismic market will remain strong into 2009. In this context, we confirm our 2007 financial targets of above 3.0 B$ revenues and 40% EBITDA margin. We are also revising our 2008 synergies upward to above $75 million. Over this period, our targets of strong cash flow generation and debt reduction while building a solid leadership position for CGGVeritas, remain our top priority”.

Q1 2007 — Year on year comparison with pro-forma 2006 in US$:

Q1 Financial Highlights	$ M
	Q1 2007	Q1 2006

Operating revenues	777.3	639.4

Sercel	268.3	144.8
Services	558.7	533.9
Elimination	(49.7)	(39.4)

Gross profit	270.9	199.5

Operating profit (loss)	188.3	135.8

Sercel	90.6	35.0
Services	132.9	109.7
Corporate and Elimination	(35.2)	(8.9)

Income (loss) from equity investments	0.6	3.3

EBITDA	338.5	263.9

Sercel	96.8	40.1
Services	276.0	235.1

Net Income (loss)	90.5	31.6

Earnings per share ($)	3.47	1.24

Industrial Capex	96.2	122.7

Multi-Client Capex	81.1	29.1

Net Debt / Equity Gearing Ratio	50%	N/A

Q1 Revenues & year on year comparison with pro-forma Q1 2006:
Group Revenues were €592 million, ($777 million) up 10% in € and up 22% in $. Full quarter Group Revenues (including the first 12 days of January 2007 for Veritas stand alone) were €609 million, ($800 million) up 14% in € and up 25% in $.
Revenues for Services were €426 million, ($559 million) down 5% in € and up 5% in $, with less streamer capacity dedicated to contracts. Full quarter Services revenues (including the first 12 days of January 2007 for Veritas stand alone) were €443 million, ($581 million) stable in € and up 9% in $.
Revenues for Sercel were €205 million ($268 million), up 68 % in € and up 85% in $ year on year. Sercel external sales were €167 million ($219 million) up 88% in € and up 107% in $, year on year.

Full quarter Services revenues breakdown per Segment and year on year comparison with pro-forma Q1 2006:
Land Contract Revenues were €84 million ($110 million) stable in € and up 7% in $.
Offshore Contract Revenues were €136 million ($178 million) stable in € and up 9% in $.
Multi-Client Revenues were €155 million ($203 million) down 4% in € and up 6% in $. Multi-Client land revenues were €41 million ($54 million). Multi-Client offshore revenues were €114 million ($149 million).
Processing and Reservoir Revenues were €68 million ($90 million), up 9% in € and 20% in $.
Q1 EBITDA & Operating Profit & year on year comparison with pro-forma Q1 2006:
Group:
The Group EBITDA was €258 million ($339 million), a 43.5% EBITDA margin, compared to €221 million ($264 million), 41.2% EBITDA margin.
The Group Operating Profit was €144 million ($ 188 million), a 24.2% operating margin, including PPA €12 million ($16 million) compared to €114 million ($136 million), a 21.3% operating margin, including PPA €18 million ($21 million).
Services:
Services EBITDA was €210 million ($276 million), a 49% EBITDA margin compared to €197 million ($235 million) and a 44% EBITDA margin.
Services Operating Profit including PPA was €101 million ($133 million), a 24% operating margin, compared to €92 million ($110 million), a 21% operating margin.
Sercel:
Sercel EBITDA was €74 million ($97 million) corresponding to a 36% EBITDA margin, compared to €34 million ($40 million), a 28% EBITDA margin.
Sercel Operating Profit was €69 million ($91 million), a 34% operating margin, compared to €29 million ($35 million), a 24% operating margin.
Overview of the Q1 Operations and market outlook:
Services:
Land Contract Acquisition: During the quarter, we operated up to 32 crews, 18 crews in Western Hemisphere and 14 crews in the Eastern Hemisphere. Q1 is typically the strongest quarter for CGGVeritas due to the important contribution of the arctic crews in Alaska and Canada. The first quarter 2007 was no exception and we also saw particularly strong performance in the lower US. Market conditions look to remain strong throughout 2007 and our land backlog is at a high level. The second and third quarter will be active especially in Europe Africa and Middle East (EAME) and Asia Pacific, while the arctic crews will be demobilized in Q2.
Land Multi-Client: During the quarter, crews shot highly pre-funded Multi-Client programs in Canada and in the lower US. Starting in June 2007 our 100% pre-funded Multi-Client program in the Caspian Sea will resume.
Offshore Contract Acquisition: During the quarter, around 60% of the 3D fleet was dedicated to contracts compared to 90% last year. Five 3D vessels were operating in Asia Pacific, one in EAME and one in multi-azimuth contract in GoM. 100% of our mid capacity 3D and 2D fleets were also shooting contracts works. The 3D vessel utilization rate was 90% and is anticipated to decrease in Q2 as a consequence of scheduled dry docks for performance upgrade and maintenance. It will be up again in Q3 and Q4. We have two new vessels, the Vision and the Poseidon, joining our fleet while we will be decommissioning the Seisquest July 1st. The Vision will start operating early July and the Poseidon early October.
Multi-Client Offshore: Demand for recent vintage and well located data particularly in deep and ultra-deep waters remains robust, resulting in a good level of after-sales to be compared to an especially strong Q1 06. During this quarter, six 3D vessels worked on high pre-funded new Multi-Client programs, in GoM, Brazil and North Sea. The wide azimuth Walker Ridge basin program in the Gulf of Mexico commenced and is expected to be completed in Q1 2008.
In Processing & Reservoir: During the quarter, processing activity was particularly strong driven by increasing marine volumes and high demand for advanced imaging. Backlog continues to strengthen.
Sercel :
During the quarter, Sercel delivered a large volume of land equipment into the growing demand for higher resolution seismic and more specifically for increased channel counts. Marine equipment sales continue to be strong driven by demand for leading technology and new builds coming into the market.
Q1 Net Income & year on year comparison with pro-forma Q1 2006:
The net result was a profit of €69 million ($91 million) compared to a pro-forma profit of €27 million ($32 million).
Earning per share was €2.65 compared to pro-forma earning per share of €1.04.
Q1 Capex & year on year comparison with pro-forma Q1 2006:
The industrial Capex for the first quarter 2007 were €73 million ($96 million) compared to pro-forma €103 million ($123 million).
The Multi-Client Capex for the first quarter 2007 were €62 million ($81 million) compared to pro-forma €24 million ($29 million). The average pre-funding level was above 100%.

Q1 07 — year on year comparison with actual Q1 06 CGG figures in Euros:

Q1 actual results	€M
	Q1 2007	Q1 2006

Operating revenues	592.2	322.1

Sercel	204.5	121.5
Services	425.6	229.6
Elimination	(37.9)	(29.0)

Operating profit (loss)	143.5	84.5

Sercel	69.0	29.3
Services	101.3	62.0
Elimination	(26.8)	(6.8)

EBITDA	257.9	127.7

Sercel	73.8	32.7

Services	210.3	107.5

Net Income (loss)	69.0	46.5

Earnings per share (€)	2.65	2.70

Group Revenues were €592 million ($777 million) up 84% in € and up 102% in $.
The Group Operating Profit was €144 million ($188 million), up 69% compared to €85 million ($101 million).
The net result was a profit of €69 million ($91 million) up 47% compared to a profit of €47 million ($56 million).
Earning per share was €2.65 compared to earning per share of €2.70.
Balance Sheet items:
At the end of March 2007, Shareholder’s equity was €2.407 billion and net financial debt was €1.213 billion, representing a 50% net debt to equity ratio.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.
Contacts Investor Relations:
Paris: Christophe Barnini Tel.: +33 1 64 47 38 10 invrelparis@CGGVeritas.com
Houston: Hovey Cox Tel.: (1) 832 351 8821 invrelhouston@CGGVeritas.com
Press Contact:
Brunswick Tel.: +1 212 333 3810
- Robert BRUNCK, Chairman and CEO, will comment on the results during the shareholders meeting today at 9:30 am — Maison du Barreau — 2, rue de Harlay — Paris 1st.
- Detailed financial figures are available on our website : http://www.cggveritas.com/
- An English language conference call is scheduled at 3:30 PM (Paris time) — 2:30 PM (London) — 8:30 AM (US CT) — 9:30 AM (US ET). To take part in the English language conference, simply dial five to ten minutes prior to the scheduled start time.

- International call-in	1 706 758 9607

- US call-in	(800) 374 0113

- Replay	(706) 645 9291 & (800) 642 1687 — code 6497250
You will be asked for the name of the conference: “CGGVeritas Q1 2007 Results”.
- Copies of the presentation are posted on the company web site and can be downloaded.
- The conference call will be broadcast live on CGGVeritas’s website http://www.cggveritas.com/ and replay will be available for two weeks thereafter.
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CGG Veritas
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date : May 10th, 2007	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development
& training, Investor Relations,
Communication and Audit